SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer ID 33.042.730/0001-04

NIRE 35300396090

MATERIAL FACT

Companhia Siderúrgica Nacional ("Companhia" or "CSN") informs its shareholders and the market in general that, on that date, it has received a correspondence letter from its shareholder Vicunha Aços S.A. ("Vicunha Aços") and CFL Participações S.A. ("CFL"), stating the following:

Communication from Vicunha Aços:

Pursuant to article 12 of CVM Resolution 44, of August 23, 2021, we hereby inform you that the AGREEMENT FOR EQUITY RESTRUCTURING, TRANSACTION AND OTHER COVENANTS (“Transaction”) between Rio Purus Participações S.A. (“Rio Purus”) and CFL Participações S.A. (“CFL”), shareholders who directly and indirectly own all the shares of Vicunha Aços S.A. (“Vicunha Aços”) was concluded on the present date after the fulfillment of all its precedent conditions.

As anticipated in the correspondence dated November 21, 2022, the aforementioned Transaction agreed to terminate the corporate relationship in the investment vehicle in Companhia Siderúrgica Nacional S.A. (“CSN”), among others, and legal disputes.

Thus, the implementation of this Transaction results in (a) removal of CFL from the structure of Vicunha Aços, which will be held indirectly solely by Rio Purus, (b) ownership of CFL Ana Participações S.A. (“CFL Ana”), a subsidiary of CFL, of 135,904,451 common, book-entry shares with no par value issued by CSN, representing on this date 10.25% (ten point twenty-five percent) of its capital stock , (c) ownership by Vicunha Aços of 543,617,803 common, book-entry shares with no par value issued by CSN representing, on this date, 40.99% (forty point ninety-nine percent) of its share capital, and ownership by Rio Iaco Participações S.A., subsidiary of Rio Purus, of 45,706,242 common, book-entry shares with no par value issued by CSN representing, on this date, 3.45% (three point forty-five percent) of its capital stock; and (d) beginning of validity of the Shareholders' Agreement between Vicunha Aços and CFL Ana with a fixed term of 10 (ten) years, highlighting the following rules (d.1) lock-up of sale for 9 (nine) months of the shares held by CFL Ana, (d.2) after the lock-up period, limitation on the volume of sales of shares of the CFL Ana subsidiary, (d.3) preemptive rights in favor of Vicunha Aços in the sale of shares CSN shares held by CFL Ana, (d.4) for a period of 5 (five) years, CFL Ana's vote to follow the vote of Vicunha Aços or to abstain in deliberation about election to CSN's management positions.

Vicunha Aços does not own other securities and derivative financial instruments referenced in such actions, whether physical or financial settlement.

The parties also committed to vote in favor of the approval of a dividend in the amount of BRL 2,314,000,000.00 at CSN's annual general meeting to resolve on the financial statements for the year 2022 ("AGM 2023"), including the amount of interest on own capital and dividends that may be declared by the Board of Directors before the AGM 2023.

Attached, we forward the Shareholders' Agreement for filing at CSN's headquarters, in the form and for the purposes of the provisions of articles 40 and 118 of the Brazilian Corporate Law, as well as made available for consultation on CSN's investor relations website (https:/ /ri.csn.com.br), the Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. Brasil, Bolsa, Balcão (www.b3.com.br), in compliance with the provisions of item VIII of Article 33 of CVM Resolution No. 80, of March 29, 2022. CSN shall ensure the faithful compliance with its provisions, committing undertakes to immediately communicate to the Parties any act or omission that may imply non-compliance with the obligations set forth in this Shareholders' Agreement.

Thus, with the end of disputes between Rio Purus and CFL and the Shareholders' Agreement, the signatory anticipates that there will be harmony in the exercise of control with the alignment of shareholders Vicunha Aços and CFL's subsidiary.

CFL Communication:

CFL PARTICIPAÇÕES S.A. (“CFL”), hereby represented in the form of its bylaws, pursuant to article 12 of Resolution of the Brazilian Securities Commission (“CVM”) No. 44, of August 23, 2021, informs that the EQUITY RESTRUCTURING AGREEMENT, TRANSACTION AND OTHER COVENANTS (“Transaction”) between CFL and Rio Purus Participações S.A. (“Rio Purus” and, jointly with CFL, “Parties”), shareholders who directly and indirectly own all the shares of Vicunha Aços S.A. (“Vicunha Aços”), was concluded, on the present date, after the fulfillment of all its precedent conditions.

As anticipated in the correspondence dated November 21, 2022, the Transaction agreed to terminate the corporate relationship in the investment vehicle at Companhia Siderúrgica Nacional S.A. (“CSN”), among others, and legal disputes.

Thus, the implementation of this Transaction results in (a) removal of CFL from the structure of Vicunha Aços, which will be held indirectly solely by Rio Purus, (b) ownership of CFL Ana Participações S.A. (“CFL Ana”), a subsidiary of CFL, of 135,904,451 common, book-entry shares with no par value issued by CSN, representing on this date 10.25% (ten point twenty-five percent) of its capital stock , (c) ownership by Vicunha Aços of 543,617,803 common, book-entry shares with no par value issued by CSN, representing on this date 40.99% (forty point ninety-nine percent) of its share capital, and ownership by Rio Iaco Participações S.A., subsidiary of Rio Purus, of 45,706,242 common, book-entry shares with no par value issued by CSN, representing on this date 3.45% (three point forty-five percent) of its capital stock; and (d) beginning of validity of the shareholders' agreement between Vicunha Aços and CFL Ana with a fixed term of 10 (ten) years (“Shareholders' Agreement”).

CFL does not hold other securities and derivative financial instruments referenced in such shares, whether physically or financially settled.

The Parties also committed to vote in favor of the approval of a dividend in the amount of BRL 2,314,000,000.00 at CSN's annual general meeting to resolve on the financial statements for the year 2022 ("AGM 2023"), including the amount of interest on equity and dividends that may be declared by the Board of Directors before the AGM 2023.

Attached, we forward the Shareholders' Agreement for filing at CSN's headquarters, in the form and for the purposes of the provisions of articles 40 and 118 of the Brazilian Corporate Law, as well as made available for consultation on CSN's investor relations website (https://ri.csn.com.br), CVM (www.cvm.gov.br) and B3 S.A. Brasil, Bolsa, Balcão (www.b3.com.br), in compliance with the provisions of item VIII of Article 33 of CVM Resolution No. 80, of March 29, 2022. CSN shall ensure the faithful compliance with its provisions, committing undertakes to immediately communicate to the Parties any act or omission that may imply non-compliance with the obligations established in the Shareholders' Agreement.

Thus, with the end of disputes between Rio Purus and CFL and the signing of the Shareholders' Agreement, the signatory anticipates that there will be harmony in the exercise of control with the alignment of shareholders Vicunha Aços and CFL's subsidiary.

We remain at your disposal to provide any additional clarifications regarding the purpose of this communication.

São Paulo, March 30, 2023.

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.